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                                                   Filed by Orthodontic Centers
                                                   of America, Inc. pursuant to
                                                   Rule 425 under the Securities
                                                   Act of 1933 and deemed filed
                                                   pursuant to Rule 14a-12 under
                                                   the Securities Exchange Act
                                                   of 1934.

                                                   Subject Company:  Orthodontic
                                                   Centers of America, Inc.
                                                   Commission File No.:  1-13457

         THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION TO PRACTITIONERS AFFILIATED WITH ORTHALLIANCE.

                      ORTHODONTIC CENTERS OF AMERICA, INC.

            INCENTIVE PROGRAMS FOR ORTHALLIANCE ALLIED PRACTITIONERS

         Orthodontic Centers of America, Inc. ("OCA") is a party with OrthAlliance, Inc. ("OrthAlliance") to an Agreement and Plan of Merger, dated May 16, 2001 (the "Merger Agreement"), which provides for the merger of one of OCA's wholly-owned subsidiaries with and into OrthAlliance, with OrthAlliance becoming a wholly-owned subsidiary (the "Merger"). Completion of this proposed Merger is subject to a number of conditions, including approval of the Merger Agreement by OrthAlliance stockholders. Additional information about this proposed Merger may be obtained from a Registration Statement on Form S-4, and a related prospectus/proxy statement, that OCA will file with the Securities and Exchange Commission in connection with the proposed Merger.

         In connection with the proposed Merger, OCA has implemented four programs under which it may offer shares of its common stock to orthodontists and pedodontists who are owners and employees ("OrthAlliance Affiliated Practitioners") of professional entities that are parties to service, management services, consulting or similar long-term agreements ("OrthAlliance Service or Consulting Agreements") with OrthAlliance and its subsidiaries. Two of these programs provide incentives to OrthAlliance Affiliated Practitioners who, along with their respective professional entities, either (1) amend their respective employment agreement and OrthAlliance Service or Consulting Agreement as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into OCA's customary form of business services agreement with OCA or its subsidiaries ("OCA Business Services Agreement"), in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance. The other two programs provide incentives only to those OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement effective as of the proposed Merger. Each of these programs would be conditioned upon, and subject to, completion of the proposed Merger and compliance with federal and state securities laws.

         The amendments to employment agreements and OrthAlliance Service or Consulting Agreement contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement would generally involve the following:

         o In the amendment to their respective employment agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to include OrthAlliance as a third party beneficiary and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pedodontist, as applicable, for a period of at least three years following the proposed Merger.

         o In the amendment to their respective OrthAlliance Service or Consulting Agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to use OCA's proprietary computer software and business systems in connection with the business functions of their practice, maintain the current status of the advertisement or non-advertisement, as the case may be, of their practice to the general public, unless OCA otherwise agrees, and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pedodontist, as applicable, for a period of at least three years following the proposed Merger.


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INCENTIVES FOR AMENDING EXISTING EMPLOYMENT AGREEMENT AND ORTHALLIANCE
AGREEMENT, OR ENTERING INTO NEW OCA AGREEMENT

         OCA intends to offer shares of OCA's common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to either:

         o Amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or

         o Enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance.

These shares would be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms, which would be documented in a written agreement between OCA and the OrthAlliance Affiliated Practitioner.

1.       TARGET STOCK PROGRAM

         Under OCA's Target Stock Program, for eligible OrthAlliance Affiliated
Practitioners:

         o For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement effective as of the proposed Merger, OCA would grant the OrthAlliance Affiliated Practitioner a number of shares of OCA common stock following the third anniversary of the Merger equal to:

                    (a)  Three,

                         TIMES

                    (b) 100% of the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger,

                         DIVIDED BY

                    (c) The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

              if, during the 12 calendar months immediately preceding the third anniversary of the Merger, the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OCA or its subsidiaries is at least equal to a target amount of 2.0 times the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger.

              However, if that 12-calendar month amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiaries by the OrthAlliance Affiliated Practitioner or his or her professional entity is less than 2.0 times, but at least 1.5 times, the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the


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              OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger, then OCA would grant the OrthAlliance Affiliated Practitioner a pro rata amount of the number of shares of OCA common stock that OCA would have granted if the target amount had been achieved.

         o For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, amend their respective employment agreement and OrthAlliance Service or Consulting Agreement as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, OCA would grant the OrthAlliance Affiliated Practitioner a number of shares of OCA common stock following the third anniversary of the Merger equal to:

                    (b)  Three,

                         TIMES

                    (b) 50% of the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger,

                         DIVIDED BY

                    (c) The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

              if, during the 12 calendar months immediately preceding the third anniversary of the Merger, the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OCA or its subsidiaries is at least equal to a target amount of 1.5 times the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger.

              However, if that 12-calendar month amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiaries by the OrthAlliance Affiliated Practitioner or his or her professional entity is less than 1.5 times, but at least 1.25 times, the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger, then OCA would grant the OrthAlliance Affiliated Practitioner a pro rata amount of the number of shares of OCA common stock that OCA would have granted if the target amount had been achieved.

         o If the OrthAlliance Affiliated Practitioner's employment as a full-time orthodontist or pedodontist, as applicable, in his or her respective practice, ownership of his or her professional entity, employment agreement or OrthAlliance Service or Consulting Agreement (or OCA Business Services Agreement, as applicable) terminates, any shares which had not then been granted or become eligible for sale or transfer would be forfeited.



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         o    The shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the second anniversary of the date on which they were granted. Beginning on that second anniversary, 25% of the shares would become eligible for sale or transfer during each of the following four years.

         o If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, must either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger.

o Participation in this program and the grant of any shares under this program would be conditioned upon, and subject to, completion of the Merger.

2.       STOCK POOL PROGRAM FOR EARLY AMENDMENTS OR NEW AGREEMENTS

         Under OCA's Stock Pool Program, eligible OrthAlliance Affiliated Practitioners would be granted shares of OCA common stock if, within certain stated deadlines, they either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger. OrthAlliance Affiliated Practitioners who do so, along with their professional entity, no later than July 20, 2001 would be granted shares of OCA common stock as follows:

         o    Shares in an amount equal to the greater of:

                    (a)  500, or

                    (b)  (i)    30 shares for each $10,000 of service,
                                consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the period from April 1, 2000 through March 31, 2001 (with certain adjustments and annualization as described in
                                Section 2.4 of the Merger Agreement), rounded to the nearest whole number, plus

                         (ii) 10 shares for each whole calendar month elapsed during the term of their OrthAlliance Service or Consulting Agreement as of March 31, 2001.

         o An additional number of shares for the first 180 OrthAlliance Affiliated Practitioners who, or before July 20, 2001, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, as follows:



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o For the first 60 of those OrthAlliance Affiliated Practitioners who do so:

             (i)   900 shares,

                   PLUS

             (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners beyond 60 who do so on or before July 20, 2001. >> For the 61st to 80th of those OrthAlliance Affiliated Practitioners who do so:

             (i)   800 shares,

                   PLUS

             (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners beyond 80 who do so on or before July 20, 2001. >> For the 81st to 100th of those OrthAlliance Affiliated Practitioners who do so:

             (i)   700 shares,

                   PLUS

             (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners beyond 100 who do so on or before July 20, 2001.

o For the 101st to 120th of those OrthAlliance Affiliated Practitioners who do so:

             (i)   600 shares,

                   PLUS

             (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners beyond 120 who do so on or before July 20, 2001.

o For the 121st to 140th of those OrthAlliance Affiliated Practitioners who do so:

             (i)   500 shares,

                   PLUS

             (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners beyond 140 who do so on or before July 20, 2001.

o For the 141st to 160th of those OrthAlliance Affiliated Practitioners who do so:

             (i)   400 shares,

                   PLUS

             (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners beyond 160 who do so on or before July 20, 2001.

o For the 161st to 180th of those OrthAlliance Affiliated Practitioners who do so:

             (i)   300 shares.

         o In addition, each of the 12 OrthAlliance Affiliated Practitioners who are selected by OCA and OrthAlliance, and agree, to serve on OCA's Clinical Advisory Committee upon the Merger will be granted 2,500 shares of OCA common stock if, by June 8, 2001, that individual and his or her professional entity (1) amend their existing



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              employment agreement and OrthAlliance Service or Consulting
              Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger.

         o The shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the first anniversary of the Merger. One-third of the shares would become eligible for sale or transfer on each of the first, second and third anniversaries of the Merger.

         o If the OrthAlliance Affiliated Practitioner's employment as a full-time orthodontist or pedodontist, as applicable, in his or her respective practice, ownership of his or her professional entity, employment agreement or OrthAlliance Service or Consulting Agreement (or OCA Business Services Agreement, as applicable) terminates, any shares which had not then become eligible for sale or transfer would be forfeited.

         o If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o Participation in this program and the grant of any shares under this program would be conditioned upon, and subject to, completion of the Merger.



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


ADDITIONAL INCENTIVES FOR ENTERING INTO NEW OCA AGREEMENT

         In addition to the two programs described above, OCA intends to offer additional shares of OCA common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger. These shares would be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms, which would be documented in a written agreement between OCA and the OrthAlliance Affiliated Practitioner:


1.       INCENTIVE STOCK FOR CONVERSION TO OCA AGREEMENT

         Under OCA's Incentive Stock Program, for eligible OrthAlliance Affiliated Practitioners:

         o Following the Merger with OrthAlliance, OCA would grant shares of OCA common stock to an eligible OrthAlliance Affiliated Practitioner in an amount equal to:

             (a)   Four,

                   TIMES

             (b)   The amount by which:

                   (i) Service or consulting fees (excluding any center or other expense reimbursement) that would have been paid to OCA or its subsidiaries under an OCA Business Services Agreement by the OrthAlliance Affiliated Practitioner or his or her professional entity during the 12-calendar month period immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in place during that period), exceeds

                   (ii) Service, consulting or management fees (excluding any center or other expense reimbursement) paid to OrthAlliance or its subsidiaries by the OrthAlliance Affiliated Practitioner or his or her professional entity during the 12-calendar month period immediately preceding the Merger under their existing OrthAlliance Service or Consulting Agreement,

                   DIVIDED BY

                   (c) The average closing price of OCA common stock during the 10 trading days prior to the Merger.

         o These shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the third anniversary of the Merger. Beginning on that third anniversary, 50% of the shares would become eligible for sale or transfer during each of the following two years.

         o If the OrthAlliance Affiliated Practitioner's OCA Business Services Agreement, employment as a full-time orthodontist or pedodontist, as applicable, in his or her



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              respective practice, or ownership of his or her professional entity terminates, any shares which had not then become eligible for sale or transfer would be forfeited.

         o To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, must enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger.

         o If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o Participation and the grant of any shares would be conditioned upon, and subject to, completion of the Merger with OrthAlliance.


2.       DOCTORS TRUST PROGRAM

         Under OCA's Doctors Trust Program, for eligible OrthAlliance Affiliated
         Practitioners:

         o At anytime during the two years immediately following the Merger, the OrthAlliance Affiliated Practitioner could elect, by giving OCA written notice, to purchase a number of shares of OCA common stock equal to (A) $60,000, divided by (B) the average closing sales price per share of OCA common stock reported for the 10 trading days immediately prior to the Merger.

         o The purchase price of the shares would equal $40,000 and would be payable by the OrthAlliance Affiliated Practitioner in 40 equal quarterly installments of $1,000 each over a period of 10 years, beginning on the second anniversary of the Merger.

         o These shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the eleventh anniversary of the Merger. Beginning on that eleventh anniversary, one-seventh of the shares would become eligible for sale or transfer during each of the following seven years.

         o Shares that are not then granted or eligible for sale or transfer would be forfeited if:

               (a) The OrthAlliance Affiliated Practitioner ceases to be employed full-time as an orthodontist or pedodontist, as applicable, in his or her respective practice prior to the tenth anniversary of the Merger, or

               (b) The OrthAlliance Affiliated Practitioner ceases to own an equity interest in the professional entity that is a party to the OCA Business Services Agreement prior to the tenth anniversary of the Merger, or

               (c) The OrthAlliance Affiliated Practitioner's OCA Business Services Agreement terminates, or

               (d) The OrthAlliance Affiliated Practitioner or his or her professional entity fails to utilize OCA's proprietary computer software and business systems in connection with the business functions of their practice, or

               (e) The OrthAlliance Affiliated Practitioner or his or her professional entity fails to comply with OCA's policies, procedures and systems, including a productive working relationship with OCA's corporate office staff and



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                     other orthodontists and dental professionals who are
                     affiliated with OCA, fulfil his or her financial obligations to OCA or its subsidiaries, or breaches his or her OCA Business Services Agreement.

         o If shares acquired under this program are forfeited, any purchase price previously paid would not be returned, but further obligations to pay the quarterly installments would be canceled.

         o If the OrthAlliance Affiliated Practitioner dies or becomes permanently disabled (and ceases to practice orthodontic or pedodontics, as applicable), a proportionate number of shares for which quarterly installments of purchase price had then been paid (that is, one-fortieth of the number of shares for each quarterly installment of purchase price that had been paid) would not be forfeited due to those events, and one-seventh of that proportionate amount would become eligible for sale or transfer during each of the following seven years.

         o If the OrthAlliance Affiliated Practitioner remains employed full-time as an orthodontist or pedodontist, as applicable, in his or her respective practice, owns an equity interest in the professional entity that is a party to the OCA Business Services Agreement, remains a party to an OCA Business Services Agreement and otherwise complies with the terms and conditions of this program through the tenth anniversary of the Merger, then the OrthAlliance Affiliated Practitioner could thereafter transfer his practice to another orthodontist or pedodontist, as applicable, acceptable to OCA who assumes all of the OrthAlliance Affiliated Practitioner's obligations under the OCA Business Services Agreement and, subject to continued compliance with his or her covenant not to compete, a proportionate number of shares for which quarterly installments of purchase price had then been paid would not be forfeited due to those events, and one-seventh of that proportionate amount would become eligible for sale or transfer during each of the following seven years.

         o To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, must enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger.

         o If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o Participation and purchase of shares under OCA's Doctors Trust Program would be conditioned upon, and subject to, completion of the Merger.



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IN CONNECTION WITH THE PROPOSED MERGER, OCA WILL FILE A REGISTRATION STATEMENT
ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE () AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION:
INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE, NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY INDICATION OF INTEREST IN RESPONSE TO THIS COMMUNICATION WILL INVOLVE NO OBLIGATION OR COMMITMENT. NO SECURITIES WILL BE SOLD OR GRANTED IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE OF SUCH SECURITIES WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.



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